UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 26, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [    ]             Form 40-F     [ X ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

FOR IMMEDIATE RELEASE

Creo Products Names New President of CreoScitex America

Vancouver, BC CANADA (February 26, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) announced today that it has named Larry Letteney President, CreoScitex America (CSA), the U.S. arm of the graphic arts operating division. Effective March 1, 2001, Larry will replace Kevin Joyce, who for personal reasons, will assume a new role in Business Development.

Since joining Creo in 1995, Larry, 34, has held a variety of leadership positions including Vice President Sales and Vice President Operations. In his new position, he will report to Mark Dance, EVP, Creo, and President and Chief Operating Officer, CreoScitex. Prior to joining CreoScitex, Larry had more than seven years of experience working in the Graphics Arts Division of the Eastman Kodak Company. Larry received his B.Sc. in Electrical Engineering from the University of Delaware.

Mark Dance stated: "Larry has been an active participant in the Creo leadership forum and has been instrumental in the growth of CreoScitex in the United States. Larry's experience in the industry and his knowledge of our customers will allow us to continue to execute and enhance our plans in the Americas."

As President, CSA, Larry will focus on supporting and growing the customer base by leading the CSA teams in all CreoScitex businesses in the Americas. In assuming the role, Larry said: "I am excited about the opportunity to lead CreoScitex America in the 21st century. We are assembling the world's leading team of professionals to service the graphic communications marketplace. I am looking forward to working with this team to continue the growth and success of our partners and customers."

Through the leadership of Larry Letteney and the CSA team, CreoScitex America is well prepared to capitalize on the opportunities in this region.

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About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:

Tracy Rawa
Investor Relations
Creo Products Inc.
Tel: 1.604.451.2700
Email: IR@creo.com

Rochelle van Halm
Media Relations
Tel: 1.604.451.2700
Email: rochelle_van_halm@creoscitex.com

www.creo.com